Exhibit 5.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF LIMITED PARTNERSHIP

OF

EASY GARDENER PRODUCTS, LTD.

Pursuant to the provisions of Section 2.02 of the Texas Revised Limited Partnership Act, the undersigned limited partnership desires to amend its certificate of limited partnership and for that purpose submits the following certificate of amendment:

1.	The name of the limited partnership is Easy Gardener Products, Ltd.

2.	The certificate of limited partnership is amended as follows:

Article I of the Certificate of Limited Partnership shall be amended to change the name of the limited partnership from Easy Gardener Products, Ltd. to EG Liquidating Company, Ltd. The full text of the amended provision is as follows:

ARTICLE I

The name of the partnership is “EG Liquidating Company, Ltd.”

DATED: June 15, 2006.

EASY GARDENER PRODUCTS, LTD.

By:	EG Product Management, LLC,
its general partner

By:	/s/ Richard M. Kurz
Name:	Richard M. Kurz
Title:	Chief Financial Officer